    As filed with the Securities and Exchange Commission on April 20, 2000
                           Registration No. 333-4428

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM S-8

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             UWHARRIE CAPITAL CORP
            (Exact Name of Registrant as Specified in its Charter)

          NORTH CAROLINA                                   56-1814206
    (State or other jurisdiction                        (I.R.S. Employer
  of incorporation or organization)                    Identification No.)



                             134 NORTH FIRST STREET
                        ALBEMARLE, NORTH CAROLINA 28001
                                 (704) 982-4415
  (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)

                        1996 Employee Stock Option Plan
                           (Full title of the plans)

                                 ROGER L. DICK
                            CHIEF EXECUTIVE OFFICER
                             UWHARRIE CAPITAL CORP
                            134 NORTH FIRST STREET
                        ALBEMARLE, NORTH CAROLINA 28001
                                (704) 982-4415
                    (Name and address of agent for service)

                                WITH COPIES TO:
                                --------------
                           ANTHONY GAETA, JR., ESQ.
                              ERIK GERHARD, ESQ.
                       808 SALEM WOODS DRIVE, SUITE 201
                         RALEIGH, NORTH CAROLINA 27615
                                (919) 845-2558

                      CALCULATION OF REGISTRATION FEE/(1)/

------------------------------------------------------------------------------------------------------------------------------------
                                                        Proposed Maximum                  Proposed
  Title of Securities           Amount to be             Offering Price               Maximum Aggregate              Amount of
    to be Registered             Registered                Per Share                   Offering  Price         Registration Fee/(1)/
-----------------------------------------------------------------------------------------------------------------------------------
     Common Stock                   30,000                     $5.75                        $172,500                $0.00
   $1.25 Par Value
------------------------------------------------------------------------------------------------------------------------------------

/(1)/ The shares of Common Stock are being offered pursuant to the Uwharrie Capital Corp. 1996 Employee Stock Option Plan and resold to the general public. Pursuant to Rule 457(h)(3) no additional filing fee shall be paid with respect to securities offered for resale.

PROSPECTUS

                             UWHARRIE CAPITAL CORP
                           Albemarle, North Carolina


                        Purchase Price $5.75 Per Share
                   Maximum of 30,000 Shares of Common Stock


Certain executive officers of Uwharrie Capital Corp (the "Company") hereby offer for sale a maximum of 30,000 shares of Common Stock, $1.25 par value per share of the Company, at an offering price of $5.75 per share (the "Offering"). The Offering is being made through the resale of shares obtained through the exercise of options by Ronald B. Davis, Roger L. Dick and Christy D. Stoner, executive officers of the Company. The options were granted pursuant to the Company's 1996 Employee Stock Option Plan (the "ESOP"). The Company's Common Stock is neither listed nor traded on any securities exchange or broker market.

PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW AND CONSIDER THE DISCUSSION UNDER "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR THE OFFICE OF THE SECRETARY OF STATE OF NORTH CAROLINA NOR ANY OTHER STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               Mailing Address:
                            134 North First Street
                        Albemarle, North Carolina 28001

                                  Telephone:
                                (704) 982-4415



                The date of this Prospectus is April 20, 2000.

                               TABLE OF CONTENTS

Summary Information.......................................................   3

Risk Factors..............................................................   3

Use of Proceeds...........................................................   6

Determination of Offering Price...........................................   6

Selling Security Holders..................................................   6

Description of Securities to be Registered................................   7

Interest of Named Experts and Counsel.....................................  11

Material Changes..........................................................  11

Incorporation of Certain Information by Reference.........................  12

Disclosure of Commission Position on Indemnification
     for Securities Act Liabilities.......................................  13

                              SUMMARY INFORMATION

     A total of 30,000 shares of the Company's Common Stock is being offered by Ronald B. Davis, Roger L. Dick and Christy D. Stoner, executive officers of the Company (the "Selling Shareholders") at a price of $5.75 per share. The shares to be sold came from the exercise of options that previously had been granted to the Selling Shareholders under the ESOP. The Selling Shareholders are selling the shares without the benefit of a broker-dealer or sales agent and are intended to be purchased by former shareholders of Anson Bancorp, Inc. ("Anson"), which was acquired for cash by the Company on January 19, 2000. No commissions will be paid by purchasers of the Common Stock. The Company will not obtain the benefit of any of the proceeds from the resale of the shares through this Offering. However, the Company has obtained the benefit of the purchase price paid by the Selling Shareholders upon the exercise of the options which resulted in their ownership of the shares being offered hereby. These purchases have or will be made at various prices as set forth herein. The net proceeds from the sale of the shares will be received individually by the Selling Shareholders.

                                 RISK FACTORS

     Investment in the shares of Common Stock offered hereby involves a significant degree of risk, including loss of principal. Accordingly, each prospective subscriber, before subscribing to purchase shares of Common Stock, should consider certain risks and speculative features inherent in and affecting the business to be carried on by the Company, as well as general investment risks and the other information contained in this Prospectus. Only persons who can afford an investment involving such risks should undertake an investment in the Common Stock.

Community Commitment and Social Responsibility

     The Company is community oriented and emphasizes the well being of the people in its region above financial gain in directing it corporate decisions. As a result, the Company attempts to attract investors from its primary service area and region that share its view of the Company as a corporate citizen seeking financial growth and stability for its community, while at the same time maintaining that atmosphere and dignity that have made its community an ideal place to live and raise a family. In furtherance thereof, the Company's Articles of Incorporation and Bylaws contain provisions meant to encourage and maintain its commitment and social responsibility to its community. In addition, the Company allocates a considerable amount of its net revenues toward philanthropic projects in the communities it serves.

Competition with Other Financial Institutions

     Commercial banking in North Carolina is extremely competitive, due in large part to statewide branching. Currently, many of the Company's competitors are significantly larger and have greater resources than the Company. The Company encounters significant competition from a number of sources, including other bank holding companies, commercial banks, thrift and savings and loan institutions, credit unions, and other financial institutions and financial intermediaries. Among commercial banks, the Company competes in its market area with some of the largest banking organizations in the state, several of which have hundreds of branches in North Carolina and billions of dollars in assets. Moreover, competition is not limited to financial institutions based in North Carolina. The enactment of federal legislation authorizing nationwide interstate banking has greatly increased the size and financial resources of some of the Company's competitors. Consequently, many of the Company's competitors have substantially higher lending limits due to their greater total capitalization, and may perform functions for their customers that the Company currently does not offer. As a result, the Company could encounter increased competition in the future that may limit its ability to maintain or increase its market share or otherwise materially and adversely affect its business, results of operations, or financial condition.

Potential Impact of Changes in Interest Rates

     The profitability of the Company depends to a large extent upon its net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. The net interest income of the Company would be adversely affected if changes in market interest rates resulted in the cost of interest-bearing liabilities increasing faster than the increase in the yield on the interest-earning-assets of the Company. An increase in interest rates could have a material adverse effect on the housing and automobile industries and consumer spending generally, which could adversely affect the results of operations and financial condition of the Company.

Governmental Regulation

     The Company and its bank and non-bank subsidiaries are subject to extensive supervision, regulation and control by several federal and state governmental agencies, including the Federal Reserve Board, the North Carolina State Banking Commission, the North Carolina Savings Administrator, the FDIC, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, the Federal Home Loan Bank Board, the NASD and the North Carolina Department of Insurance. Future legislation and government policy could adversely affect the Company and the financial institutions industry as a whole, including the cost of doing business. Certain recently enacted or proposed legislation or regulations, and future legislation or regulations could have an adverse effect on both the costs of doing business and the competitive factors facing the financial institutions industry. Although the impact of such legislation and regulation cannot be predicted, future changes may alter the structure of, and competitive relationships among, financial institutions and the cost of doing business. In addition, federal regulatory authorities have the power in certain circumstances to prohibit dividends and other payments from the Company.

Composition of Real Estate Loan Portfolios

     The real estate loan portfolios of the Company's financial institution subsidiaries, (namely Bank of Stanly, Albemarle, North Carolina and Anson Bank & Trust Co., Wadesboro,

North Carolina) include residential mortgages and construction and commercial loans secured by real estate. The Company generates all of its real estate mortgage loans in North Carolina. Therefore, conditions of the real estate markets in North Carolina could strongly influence the level of the Company's nonperforming mortgage loans and the results of operations and financial condition of the Company. Real estate values and the demand for mortgages and construction loans are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, the availability of loans to potential purchasers, and acts of nature. Although the Company's underwriting standards are intended to protect the Company against adverse general and local real estate trends, declines in real estate markets could adversely impact the demand for new real estate loans, the value of the collateral securing the Company's loans and the results of operations and financial condition of the Company.

Exposure to Local Economic Conditions

     The Company's success is dependent to a significant extent upon economic conditions in Stanly County and Anson County, North Carolina and more generally, in the Uwharrie Lakes Region. In addition, the banking industry in general is affected by economic conditions such as inflation, recession, unemployment and other factors beyond the Company's control. Economic recession over a prolonged period or other economic dislocation in Stanly or Anson Counties and the Uwharrie Lakes Region could cause increases in non-performing assets and impair the values of real estate collateral, thereby causing operating losses, diminishing liquidity and eroding capital. Although management believes its loan policy and review process results in sound and consistent credit decisions on its loans, there can be no assurance that future adverse changes in the economy in the Company's market area would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Monetary Policy

     The operating results of the Company are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. Government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to possible future changes in interest rates, deposit levels and loan demand on the results of operations and business of the Company.

Impact of Technological Advances; Upgrade to Company's Infrastructure

     The financial services industry is undergoing, and management believes will continue to undergo, technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend, in part, on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as enhance efficiencies in the Company's operations. Management believes that keeping pace with technological advances is critical for the Company in light of its strategy to continue its sustained pace of growth. As a result, the Company intends to continue to upgrade its internal systems, both through the efficient use of technology (including software applications) and by strengthening its policies and procedures. At the same time, the Company anticipates that it will expand its array of technology-based products to its customers.


                                USE OF PROCEEDS

     The net proceeds (the difference between the price offered to the public and the price the options are or will be purchased from the Company by the Selling Shareholders under the ESOP) will be approximately $82,810 if the maximum number of shares are sold. None of the proceeds will be used by the Company but will be divided up among the Selling Shareholders in accordance with the number of shares sold by each pursuant to this Offering. However, the Company will obtain the benefit of the amount the Selling Shareholders pay to the Company to exercise their options and purchase their shares which amounts to approximately $89,690.

                        DETERMINATION OF OFFERING PRICE

     It is the philosophy of the Company to encourage local ownership of the Common Stock which is neither listed nor traded on a securities exchange or broker-dealer market. The Common Stock is traded locally among willing buyers and sellers, and the Company makes every reasonable effort to match willing buyers and sellers as they become known. The combination of private trades and the Company's purchases has provided liquidity for the Company's Common Stock and a periodic record of the trading price of the Common Stock. The Selling Shareholders, in consultation with the Company and its advisors, has determined to offer the shares of Common Stock at the purchase price of $5.75 per share. To the best knowledge of the Selling Shareholders, the purchase price is based on the last sale of the Company's stock on April 14, 2000 which the Selling Shareholders have determined to be the current fair market price of the Company's Common Stock.

                           SELLING SECURITY HOLDERS

     The Offering is being conducted through the resale of Common Stock by Ronald B. Davis, Roger L. Dick and Christy D. Stoner, the Selling Shareholders. Ronald B. Davis is currently the President of the Company (since March 2000) and the President and Chief Executive Officer of the Bank of Stanly (since 1997). Mr. Davis has held those positions for the past three years. As of March 10, 2000, Mr. Davis owned 3,852 shares of Common Stock and 86,325 exercisable stock options which he has held for more than six months. Mr. Davis has or will exercise 10,000 of these options at a price of $3.583 per share and purchase(d) 10,000 newly issued shares of Common Stock from the Company for an aggregate purchase price of $35,830. These 10,000 shares of Common Stock are being offered for Mr. Davis' account.

     Roger L. Dick is the Chief Executive Officer of the Company and has served as such since its organization. Prior thereto he was Chief Executive Officer of the Bank of Stanly. As of March 10, 2000, Mr. Dick owned 4,575 shares of Common Stock and 100,216 exercisable stock options which he has held for more than six months. Mr. Dick has or will exercise 10,000 of these options at a price of $2.693 per share and purchase(d) 10,000 newly issued shares of Common Stock from the Company for an aggregate purchase price of $26,693. These 10,000 shares of Common Stock are being offered for Mr. Dick's account.

     Christy D. Stoner is currently the President and Chief Executive Officer of The Strategic Alliance Corporation, a registered broker-dealer that is a wholly-owned subsidiary of Bank of Stanly. As of March 10, 2000, Ms. Stoner owned 2,809 shares of Common Stock and 69,421 exercisable stock options which she has held for more than six months. Ms. Stoner has or will exercise 10,000 of these options at a price of $2.693 per share and purchase(d) 10,000 newly issued shares of Common Stock from the Company for an aggregate purchase price of $26,693. These 10,000 shares of Common Stock are being offered for Ms. Stoner's account.

                  DESCRIPTION OF SECURITIES TO BE REGISTERED

     The following summary of certain provisions of the Company's Articles of Incorporation, as amended (the "Articles"), and Bylaws, as amended (the "Bylaws"), does not purport to be complete and is qualified in its entirety by reference to such instruments.

Authorized Capital

     The Company is authorized to issue 20,000,000 shares of Common Stock, par value $1.25 per share, of which on March 15, 2000, 5,539,025 shares were outstanding and held of record by 2,103 persons, and 693,390 shares were reserved for issuance under the Company's various equity compensation plans. The Board of Directors currently is not authorized to issue preferred stock; however, a proposal is being presented at the Company's annual meeting on May 2, 2000 to authorize the issuance of preferred stock.

     Each share of Common Stock issued has the same relative rights and is identical in all respects with every other share of Common Stock. Each shareholder is entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of Common Stock. Each share of Common Stock is entitled to share equally in dividends from legally available funds when declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the Company, each holder of shares of the Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, a pro rata portion of all assets of the Company available for distribution to holders of the Common Stock.

     No conversion rights, or redemption or sinking fund provisions are applicable to the Common Stock. Holders of the Common Stock do not have preemptive rights with respect to any additional shares of the Common Stock which may be issued. The Common Stock is not subject to call for redemption and all outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

     The existence of authorized but unissued shares of Common Stock and, if authorized, preferred stock, could have the effect of discouraging unsolicited takeover attempts. Such shares could be issued to a purchaser who might cooperate with the Board of Directors in opposing an attempt by a third party to gain control of the Company.

Certain Articles and Bylaw Provisions Having Potential Anti-Takeover Effects

     General. A number of provisions of the Articles and Bylaws address matters of corporate governance and the rights of shareholders. The following summary of such provisions is not intended to be complete and is qualified in all respects by the Articles and Bylaws. Certain of these provisions may delay or prevent takeover attempts not first approved by the Board of Directors (including takeovers which certain shareholders may deem to be in their best interests.) These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. In addition, certain of the laws applicable to the Company may have the effect of preventing, discouraging or delaying a change in control in the Company. All references to the Articles are to the Company's Articles in effect as of the date of this Prospectus.

     Classification of the Board of Directors. According to the Company's Bylaws, the number of directors constituting the Board of Directors shall be eighteen (18). Directors must be shareholders of the Corporation and at least three-fourths of the directors of the Company must be residents of Stanly County, North Carolina. The Articles provide that the Board of Directors of the Company is divided into three classes, Class I, Class II, and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected. A director elected to fill a vacancy shall serve for the remainder of the present term of office of the class to which he was elected. As a result of the classification of the Board of Directors, approximately one-third of the members of the Board of Directors will be elected each year, and two annual meetings will be required for the Company's shareholders to change a majority of the members constituting the Board of Directors.

     Limitation of Terms of the Board of Directors. The Company's Bylaws, in furtherance of its goal of maintaining broad representation from throughout its community, contain a term limitation providing that no director may be elected to more than two consecutive three-year terms without a break in tenure; provided, that, in addition to said two consecutive three-year terms and without a break in tenure, any director may also serve any portion of an unexpired term or any Special Term (as defined within the Bylaws) to which such director may have been appointed or elected.

     Nominations to the Board of Directors. The Company's Bylaws allow any eligible shareholder an opportunity, within a certain framework, to nominate persons to serve as a director. Nominations for election to the Board of Directors are made by the Nominating Committee of the Board of Directors, but also can be made by any holder of shares entitled to be voting at any meeting of shareholders at which directors are to be elected, as long as such nominations are made in writing and delivered to the President and Chief Executive Officer or Secretary of the Company not less than fourteen days nor more than thirty days prior to the meeting at which such nominations will be made.

     Special Meetings of Shareholders. The Bylaws provide that special meetings of shareholders may be called only by the Chief Executive Officer, President, Secretary, or Board of Directors of the Company, upon the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting. As a result, this provision would prevent shareholders owning less than 10% of the voting power of the outstanding Common Stock from compelling shareholder consideration of any proposal (such as a proposal for a merger or business combination) over the opposition of the Company's Board of Directors.

     Supermajority Vote Requirements. The Articles generally provide that the Company cannot merge with or into, any other corporation or convey to any corporation or other person or otherwise dispose of all or substantially all of the assets of the Company or all of the outstanding shares of the Company's capital stock, unless such transaction is approved by sixty-six and two-thirds percent (66 2/3%) of all votes entitled to be cast on such matter and, if separate voting by any one or more voting groups is required, by that percentage of the votes entitled to be cast in such matters by each such voting group. If applicable law requires a greater vote of the Company's shareholders for the approval of the transaction or allows such transaction to be effected without the approval of the Company's shareholders or of any voting group, then such provision in the Articles shall not apply to the transaction.

     Board Consideration of Certain Nonmonetary Factors in the Event of an Offer by Another Party. The Articles allow the Board of Directors, in evaluating a merger, consolidation, or other business combination transaction (hereunder a "Business Combination") or a tender or exchange offer, to consider, in addition to the adequacy of the amount to be paid in connection with any such transaction, certain specified factors and any other factors the board deems relevant, including (i) the social and economic effects of the transaction on the Company and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which the Company and its subsidiaries operate or are located; (ii) the business and financial condition and earnings prospects of the acquiring person or entity; and (iii) the competence, experience and integrity of the acquiring person or entity and its or their management; and (iv) the prospects for a successful conclusion of the Business Combination. By having these standards in the Articles of Incorporation of the Company, the Board of Directors may be in a stronger position to oppose any proposed Business Combination or tender or exchange offer if the Board concludes that the transaction would not be in the best interest of the Company, even if the price offered is significantly greater than the then market price of any equity security of the Company.

     The Board of Directors feels a responsibility for maintaining the financial and business integrity of the Company. Banks and their holding companies occupy positions of special trust in the communities they serve. They also provide opportunities for abuse by those who are not of sufficient experience or competence or financial means to act professionally and responsibly with respect to management of a financial institution. It is of concern to the Company that it be managed in the interest of the communities that it serves and that it and its subsidiary financial institutions maintain its integrity as an institution.

     One effect of this provision might be to encourage consultation by an offeror with the Board of Directors prior to or after commencing a tender offer in an attempt to prevent a contest from developing. This provision thus may strengthen the Board of Directors' position in dealing with any potential offeror which might attempt to effect a takeover of the Company. The provision will not make a Business Combination regarded by the Board of Directors as being in the interests of the Company more difficult to accomplish, but it will permit the Board of Directors to determine whether a Business Combination or tender or exchange offer is not in the interests of the Company (and thus to oppose it) on the basis of various factors deemed relevant.

     Absence of Cumulative Voting. The Company's Articles of Incorporation do not authorize cumulative voting by shareholders for the election of the Company's directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a meeting of shareholders may, if they so choose, elect all directors of the Company to be elected at that meeting, thus precluding minority shareholder representation on the Company's Board of Directors.

     Removal of Directors; Filling Vacancies. The Bylaws provide that (i) shareholders may remove one or more of the directors with or without cause; (ii) a director may be removed only by a vote in favor of such removal of the holders of at least a majority of the voting power of the Company's outstanding shares entitled to be voted generally in the election of directors; and (iii) a director may not be removed by the shareholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director. In addition, vacancies occurring in the Board of Directors, including without limitation, a vacancy resulting from an increase in the number of directors or from the failure by the shareholders to elect the full authorized number of directors, may be filled by the shareholders or by the Board of Directors, whichever group shall act first. If the directors remaining in office do not constitute a quorum, the directors may fill the vacancy by the affirmative vote of a majority of the remaining directors or by the sole remaining director. If the vacant office was held by a director elected by a voting group, only the remaining director or directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy.

Control Share Acquisition Act

     The Company is also subject to the North Carolina Control Share Acquisition Act (the "Control Share Act") which provides that any person or party who acquires "control shares" (defined therein as a number of shares which, when added to other shares held, gives the holder voting power in the election of directors equal to 20% or 33 1/3%, or a majority of all voting power) may only vote those shares if the remaining shareholders of the Company, by resolution, permit them to be voted. If the shareholders of the Company permit the control shares to be accorded voting rights and the holder of the control shares has a majority of all voting power for the election of directors, the other shareholders of the Company have the right to the redemption of their shares at the fair value as the day prior to the date on which the vote was taken which gave voting rights to the control shares. The Control Share Act could discourage a person from acquiring a large number of shares of the Company if, the purpose is to seek control for the Company after obtaining a control position. Some shareholders may determine this provision as not in their best interests.

The Shareholder Protection Act

     The Company is subject to the North Carolina Shareholder Protection Act (the "Shareholder Protection Act") which is designed to prevent the abuses that sometimes occur during hostile takeovers. The Shareholder Protection Act generally requires that, unless certain "fair price" and procedural requirements are satisfied, the affirmative vote of the holders of 95% of the outstanding shares of the Company's Common Stock (excluding shares owned by an "Interested Shareholder") is required to approve certain business combination transactions with another entity that is the beneficial owner of more than 20% of the Company's voting shares or which is an affiliate of the Company and previously has been 20% beneficial owner.

     In order to satisfy the "fair price" provisions, the price paid for any shares in the second phase of an acquisition must be at least equal to the highest of: (i) the highest per share price ever paid by anyone who is a part of the acquiror, (ii) a price that exceeds the market price when the second phase of the acquisition is announced by the same percentage as the highest price paid by the acquiror exceeds the market price immediately before the acquisition began; or (iii) a price computed by multiplying the Company's annual earnings per share by the price/earnings multiple, if any, of the acquiror.

     In addition, the procedural provisions require that: (i) the Company's Board of Directors must maintain representation by continuing directors proportionate to shares held by persons unaffiliated with the acquiror; (ii) there must be no reduction in dividends except as approved by a unanimous vote of directors; (iii) the acquiror must not acquire any additional shares of the Company after the transaction in which it acquired its 20% interest; (iv) the acquiror must not receive the benefit, directly or indirectly, except proportionately with other shareholders, of any loans, advances, guarantees, or financial assistance from the Company prior to consumption of the business transactions; (v) the acquiror must not, prior to the consummation of the business transaction, make a major change in the Company's business or equity capital structure unless by unanimous vote of the directors; and (vi) the acquiror must distribute to the shareholders a proxy statement responsive to the requirements of applicable federal securities laws, which must contain any recommendations by the continuing directors and can include a fairness opinion from an independent investment banking firm regarding the transaction.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Co., New York, New York.


                     INTEREST OF NAMED EXPERTS AND COUNSEL

Legal Matters

     The validity of the shares of Common Stock offered hereby has been passed upon for the Selling Shareholders by Anthony Gaeta, Jr., P.A., Raleigh, North Carolina.

Experts

     The statements of the Company have been audited by Dixon Odom PLLC, Sanford, North Carolina.


                               MATERIAL CHANGES

     On January 19, 2000, the Company consummated its first acquisition by acquiring Anson Bancorp, Inc., Wadesboro, North Carolina and its wholly-owned subsidiary, Anson Savings Bank. Anson Savings Bank is a state-chartered savings bank that operates a full service banking location in Wadesboro. The Company paid cash of approximately $10.3 million to effect the acquisition. Anson Savings Bank retained its North Carolina savings bank charter and became a wholly-owned subsidiary of the Company; however, it changed its name and now operates under the name "Anson Bank & Trust Co." ("Anson Bank"). As a result of the acquisition, the Company has recorded intangible assets of approximately $1,150,000.

     As of March 31, 2000, Anson Bank had total assets of approximately $21.6 million and deposits of approximately $16.3 million. For the three months ended March 31, 2000 it had unaudited net loss of approximately $16,000. Anson Bank had converted from mutual to stock form in June 1998. Prior thereto it operated as a mutual savings bank with its deposits insured by the Savings Association Insurance Fund ("SAIF") of the FDIC. Its primary activities is the gathering of consumer deposits and providing credit in the form of one-to-four family residential loans to customers in its primary market area consisting of Anson County, North Carolina. As of March 31, 2000 approximately 72% of its loan portfolio, before net items, was composed of permanent one-to-four family residential loans. Anson Bank has developed an expertise in mortgage loan underwriting and origination and the Company intends to capitalize on that expertise. Additionally, the Company intends to provide commercial and retail banking expertise so that Anson Bank can offer a broader array of lending and deposit products to its customers. At March 31, 2000 Anson Bank had no nonperforming assets and since 1991, no net loan chargeoffs have been experienced. At March 31, 2000 the Tier I risk based capital and leverage ratios were 27.46% and 16.26% respectively.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the SEC pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") are incorporated herein by reference:

  1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999; and
  2. The Company's Proxy Statement for its 2000 Annual Meeting and 1999 Annual Report to Shareholders; and
  3. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Company's Annual Report Form 10-KSB for the fiscal year ended December 31, 1999; and

  4. All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering.

     A copy of the Company's Proxy Statement for its 2000 Annual Meeting and 1999 Annual Report to Shareholders accompany this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the other information that has been incorporated by reference herein, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company at 134 North First Street, Albemarle, North Carolina 28001, (704) 982-4415.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the SEC. Reports, proxy statements, and other information filed by the Company may be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of such information may also be obtained from the SEC's web site (http://www.sec.gov).

           DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                          SECURITIES ACT LIABILITIES

     The Articles of Incorporation and the Bylaws of the Company eliminate a director's personal liability for breach of duty as a director to the fullest extent permitted by law. Under the Federal Deposit Insurance Act, as amended ("FDIA"), the Company would be prohibited from paying any indemnification with respect to any liability or legal expense incurred by a director, officer, or employee as a result of an action or proceeding by a federal banking agency resulting in civil money penalty or certain other remedies against such person.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the Articles of Incorporation and Bylaws, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Part II.  INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference

     Contained in the Registration Statement of Form S-8 (Registration No. 333-
4428) filed with the Securities and Exchange Commission on May 3, 1996 (the "Registration Statement").

Item 4. Description of Securities

        Not applicable.

Item 5. Interests of Named Experts and Counsel

        Not applicable.

Item 6. Indemnification of Directors and Officers

        Previously filed as set forth in the Registration Statement.

Item 7. Exemption From Registration Claimed

        Not applicable.

Item 8. Consultants and Advisors

        Not applicable.

Item 9. Exhibits

        The following exhibits are filed herewith or incorporated herein by reference as part of this Registration Statement:

4 Specimen of Registrant's common stock certificate (incorporated by reference from exhibits to Registrant's Current Report on Form 8-K dated July 1, 1993).

23(a) Consent of Dixon Odom PLLC to incorporation by reference of its report on Registrant's financial statements (filed herewith).

99 Copy of 1996 Employee Stock Option Plan (incorporated by reference to the Registration Statement).

Item 9. Undertakings

        Previously filed as set forth in the Registration Statement.

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albemarle, State of North Carolina, on April 10, 2000.


                                                       UWHARRIE CAPITAL CORP

April 10, 2000                                         By: /s/ Roger L. Dick,
                                                          ---------------------
                                                           Roger L. Dick, Chief
                                                             Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


  /s/ Roger L. Dick                               April 10, 2000
-----------------------------------
 Roger L. Dick
 Chief Executive Officer


  /s/ Christopher A. Whitfield                    April 10, 2000
-----------------------------------
 Christopher A. Whitfield,
 Executive Vice President & CFO


  /s/ Cynthia H. Beane                            April 10, 2000
-----------------------------------
 Cynthia H. Beane, Director


  /s/ Joe S. Brooks                               April 10, 2000
-----------------------------------
 Joe S. Brooks, Director


  /s/                                             April __, 2000
-----------------------------------
 Ronald T. Burleson, Director


  /s/ Bill C. Burnside                            April 10, 2000
-----------------------------------
 Bill C. Burnside, D.D.S., Director


  /s/ Gail C. Burris                              April 10, 2000
-----------------------------------
Gail C. Burris, Director

  /s/                                             April __, 2000
-----------------------------------
 David M. Jones, D.V.M., Director


  /s/ Kyle H. Josey                               April 10, 2000
-----------------------------------
 Kyle H. Josey, Director


  /s/                                             April __, 2000
-----------------------------------
 James F. Link, D.V.M., Director


  /s/                                             April __, 2000
-----------------------------------
 Joyce H. Little, Director


  /s/                                             April __, 2000
-----------------------------------
 W. Chester Lowder, Director


  /s/                                             April __, 2000
-----------------------------------
 Buren Mullis, Director


  /s/ John P. Murray                              April 10, 2000
-----------------------------------
 John P. Murray, M.D., Director


  /s/ Kent E. Newport                             April 10, 2000
-----------------------------------
 Kent E. Newport, Director


  /s/                                             April __, 2000
-----------------------------------
 Catherine A. Pickler, Director


  /s/ George T. Reaves                            April 10, 2000
-----------------------------------
 George T. Reaves, Director


  /s/ A. James Russsell                           April 10, 2000
-----------------------------------
 A. James Russell, Director


  /s/ B. A. Smith, Jr.                            April 10, 2000
-----------------------------------
 B. A. Smith, Jr., Director


  /s/ Douglas V. Waddell                          April 10, 2000
-----------------------------------
 Douglas V. Waddell, Director



 By: /s/ Roger L. Dick
-----------------------------------
         Attorney-in-Fact